UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-38638

NIO Inc.

(Registrant’s Name)

Building 19, No. 1355, Caobao Road, Minhang District

Shanghai, People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

NIO Inc. Adopts 2026 Share Incentive Plan and Approves Performance-Based Share Awards to CEO

The board of directors of NIO Inc. (the “Board”) and the compensation committee of the Board (the “Compensation Committee”) have recently approved and authorized the adoption of its 2026 Share Incentive Plan (the “2026 Plan”). Under the 2026 Plan, the maximum aggregate number of Class A ordinary share of NIO Inc. (the “Company”) that may be issued shall be 248,454,460 shares, which represents 10% of the Company’s total outstanding shares as of February 28, 2026. The 2026 Plan became effective on March 6, 2026 and will continue in effect for a term of twelve years.

On the same date, the Board and the Compensation Committee approved to grant, and the Company will grant as soon as practicable, 248,454,460 restricted share units of the Company (the “RSUs”) to Mr. Bin Li, the chairman of the Board and the chief executive officer of the Company, under the 2026 Plan. The RSUs are divided into ten equal tranches, each consisting of 24,845,446 units, with a maximum term of twelve years. To align the Company’s long-term strategies with shareholders’ interests, the vesting of each tranche is contingent upon the Company’s achievement of specific performance targets as set forth below and Mr. Li’s continued service as (i) Chief Executive Officer of the Company, (ii) Chairman of the Board, or (iii) in senior management or other key positions as recognized by the Board through each vesting event. Multiple tranches may vest concurrently on a specific date upon the Board's determination that the applicable performance targets have been achieved.

Tranche #	Number of Restricted Share Units	Performance Target
1	24,845,446	Market capitalization exceeds US$30 billion
2	24,845,446	Market capitalization exceeds US$50 billion
3	24,845,446	Market capitalization exceeds US$80 billion
4	24,845,446	Market capitalization exceeds US$100 billion
5	24,845,446	Market capitalization exceeds US$120 billion
6	24,845,446	Net profit exceeds US$1.5 billion
7	24,845,446	Net profit exceeds US$2.5 billion
8	24,845,446	Net profit exceeds US$4.0 billion
9	24,845,446	Net profit exceeds US$5.0 billion
10	24,845,446	Net profit exceeds US$6.0 billion
Total	248,454,460

Mr. Li has irrevocably agreed not to sell, transfer, or dispose of any Class A ordinary shares issued under the 2026 Plan during a 5-year period following the vesting of the restricted share units.

Copies of the 2026 Plan and the Restricted Share Units Award Agreement are included in this current report on Form 6-K as Exhibit 99.1 and Exhibit 99.2, respectively, and the foregoing description of the 2026 Plan and the Restricted Share Units Award Agreement is qualified in its entirety by reference thereto.

Forward Looking Statements

This Form 6-K contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture vehicles of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the battery swapping, BaaS, and NIO Assisted and Intelligent Driving and its subscription services; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of its vehicles; its ability to control costs associated with its operations; its ability to build its current and future brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this Form 6-K is as of the date of this Form 6-K, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

EXHIBIT INDEX

Exhibit No.	Description
99.1	2026 Share Incentive Plan
99.2	Restricted Share Units Award Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIO Inc.

By	:	/s/ Yu Qu
Name	:	Yu Qu
Title	:	Chief Financial Officer

Date: March 10, 2026